Exhibit 99.1

Stantec awarded contract in New Orleans District by US Army Corps of Engineers

EDMONTON, Alberta & NEW YORK & NEW ORLEANS--(BUSINESS WIRE)--June 25, 2020--Top ten global design firm, Stantec, has been awarded a $20 million (USD), five-year indefinite delivery/indefinite quantity (IDIQ) contract to complete water resource and floodplain projects within the Continental United States (CONUS) and Outside the Continental United States (OCONUS) by the US Army Corps of Engineers (USACE), New Orleans District. Stantec will provide a broad array of engineering services to the USACE, including, but not limited to, structural, civil, hydraulic, geotechnical, and environmental, as well as surveying, landscape architecture, and project management. In alignment with the mission of the Department of Defense, projects under the USACE New Orleans District IDIQ are expected to move forward despite the COVID-19 pandemic.

Under this contract, Stantec expands its delivery of services to the USACE in the Gulf Region. Project locations and scopes of work under the New Orleans IDIQ contract will be determined by specific task orders as they are assigned.

“New Orleans is one of the country’s premier cities, and it’s an honor to partner with the USACE to serve the people of this District,” said Chris Williams, senior vice president for Stantec’s US Federal Program. “The USACE continues to be one of Stantec’s key US Department of Defense clients that we serve worldwide. We’re excited to continue playing a role in helping to improve local communities for years to come.”

Stantec is a global leader in the water industry as ranked by Engineering News-Record. By viewing water as an integrated system, Stantec delivers solutions to conveyance, wet weather flow and urban stormwater, wastewater treatment, water treatment, and water resources projects that minimize cost and maximize resource sustainability.

Stantec has a well-established record of global project delivery for the USACE. The firm currently holds contracts for civil works, military programs, and environmental services with 23 USACE Districts, including New Orleans, Savannah, Wilmington, Mobile, Louisville, Huntington, St. Paul, Jacksonville, Galveston, Norfolk, Kansas City, Baltimore, Vicksburg, Omaha, Sacramento, Alaska, and Europe.

About Stantec

Communities are fundamental. Whether around the corner or across the globe, they provide a foundation, a sense of place and of belonging. That's why at Stantec, we always design with community in mind.

We care about the communities we serve—because they're our communities too. This allows us to assess what's needed and connect our expertise, to appreciate nuances and envision what's never been considered, to bring together diverse perspectives so we can collaborate toward a shared success.

We're designers, engineers, scientists, and project managers, innovating together at the intersection of community, creativity, and client relationships. Balancing these priorities results in projects that advance the quality of life in communities across the globe.

Stantec trades on the TSX and the NYSE under the symbol STN. Visit us at stantec.com or find us on social media.

For more information about Stantec’s response to COVID-19, visit Responding to COVID-19.

Cautionary Note Regarding Forward-Looking Statements

This news release contains forward-looking statements regarding the project described above, including statements regarding Stantec’s role and involvement on the project. Forward-looking statements also include any other statements that do not refer to historical facts. By their nature, forward-looking statements are based on assumptions and subject to inherent risks and uncertainties. There is a risk that the project described above may be delayed, cancelled, suspended or terminated. This could cause future results to differ materially from the forward-looking statements made in this news release. Except as may be required by law, Stantec undertakes no obligation to publicly update or revise any forward-looking statements. Forward‑looking statements are provided herein for the purpose of giving information about the proposed project referred to above and its expected impact. Readers are cautioned that such information may not be appropriate for other purposes.

Contacts

Media
Danny Craig
Stantec Media Relations
Ph 949-923-6085
danny.craig@stantec.com

Investors
Tom McMillan
Stantec Investor Relations
Ph: 780-917-8159
tom.mcmillan@stantec.com